MANAGEMENT FEE WAIVER

As of March 1, 2011

This Management Fee Waiver (this “Agreement”) is made and entered into as of this 1st day of March 2011 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Securities Trust (“Securities Trust”) with respect to the Lord Abbett Alpha Strategy Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.

Lord Abbett agrees for the time period set forth in paragraph 2 below to reduce its management fee to 0.05% payable under the Management Agreement between Lord Abbett and Securities Trust with respect to the Fund.

2.	Lord Abbett’s commitment described in paragraph 1 will be effective from March 1, 2011 through February 29, 2012.

IN WITNESS WHEREOF, Lord Abbett and Securities Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

LORD ABBETT SECURITIES TRUST

By: /s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By: /s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel